

JOIN THE HOTELSBYDAY COMMUNITY

Raised $102,051 from 260 investors on December 2018

Book your daytime oasis in the middle of the city

Historically, hotels have been unwilling to offer rooms just for the day, sticking instead to rigid check-in and -out times. We created HotelsByDay to make it easy for customers to find and book single day stays. We designed the platform to make it easy for hoteliers to add this new revenue stream and protocol to their current booking system. Intuitively, it makes sense. Financially, it does too – we've brought in $5M+ in gross booking revenues.

leisure travel technology



Yannis Moati
CEO and Co-Founder
20+ years in hospitality. Co-founded a travel agency, and directed a global tour operator company.


Tony Loves Broadway!
Reception

Why you may want to invest

1. $5M+ in gross bookings revenue to date.
2. CEO has 20 years of experience in hospitality.
3. 35% customers are repeat users.
4. 700+ hotels in North America and London.
5. 54K+ bookings.
6. Featured on Lodging Leaders podcast.
7. Featured in over 150 press articles, TV shows, and multiple podcasts

Our Ambition

Booking hotel rooms just for the day is a win-win situation for all parties: hotel owners get 50% net revenue of a day room when it would otherwise be empty, guests have flexible options to relax during the day, and we make a 15% commission on each room. We're the day room leaders in North America; we plan to bring our easy-to-use platform to the millions of travelers and hoteliers across the globe.

HotelsByDay_Investor_intro___1018.pdf

91_transcripts.txt

https://hotelsbyday.com/en

New York, NY

Why I Like HotelsByDay

> *We recommend HotelsByDay to many of our client hotels. It is a great additional and truly incremental revenue stream/market segment. It is rare these days to have something in the hospitality space that creates a new source of revenue! Hotels are open and running 24 hours, HotelsByDay is the ideal way to better capitalize and monetize unused space. Hotels have total control on price, time blocks, allocations, conditions. I feel confident that the team at HBD is moving this sector in a positive direction that will impact hotel revenues for years to come!*

Jeff Osborne
GREENWICH HOSPITALITY CONSULTING, LLC

THE BUZZ ABOUT HOTELSBYDAY

I am extremely impressed with Hotels by Day. I am a skeptic by nature. Not only did I get my first reservation within the first day, but they keep coming in. I wish I would've jumped on board sooner.

Al Munoz
General Manager at Comfort Inn, Houston, TX

Hotels By Day has provided a solution to a massive hole in revenue, one that was impossible to fill. We have had no issues maintaining the process and have only profited from this new partnership.


Louis Vasquez
Director of Revenue Management, Avenue of the Arts. Costa Mesa, CA

I love the opportunities this opens up: day dates for busy parents, pool and spa access for afternoon meet-ups, a work space for business people or a place to rest before or after a long flight or during a layover, just to name a few.


Jen Leo
Writer for L.A. Times

Hotels by Day is a GREAT hotel partner! We love the additional revenue and the clientele!

Shantelle Jefferson
Director of Sales & Marketing at Holiday Inn Richmond South – Bells Road

I mainly book pilots with Hotels by Day as they have a mandatory rest period and find it very hard to find a hotel willing to book day rooms.


Mary Ross
Travel Consultant, Short's Travel Management – NASCAR

I use Hotels By Day to find a private office between connecting flights in order to get work done.


Amanda J.
HotelsByDay Customer

As a business traveler, Hotels by Day has given me a quiet place to prepare an important presentation, to be given later that same day.


Frank G.
HotelsByDay Customer

I use Hotels By Day to get refreshed before an important meeting


Dylan H.
HotelsByDay Customer

My experience with Hotels By day was amazing! It was perfect for my 11 hour layover at LAX before flying to Australia. It took my less than one minute to find and book a room that fit the location and time that I needed, right from the app. The hotel even had a free shuttle and that was a bonus. This is the perfect service for business travelers and for people going on long haul flights with long layovers. I will use this service again and recommend it to everyone.


Alisha Nesbitt
HotelsByDay Customer

My experience booking with Hotels by Day was really wonderful. The website was incredibly easy to use, the hotel had my room ready when I arrived. The hotel was nice and very clean. I have already recommended this to a friend and plan on using this option more often when I travel as well.

Debbie Keplinger
HotelsByDay Customer

Booking was super easy. Local hotel had a great day rate for a sleepover after night shift. Hotel had the reservation no problem and were really helpful with everything I needed.

Mark Sattolo

HotelsByDay Customer

Excellent Web site and a great idea. We often travel usually to met a Cruise. So day rate hotels are perfect when leaving the ship early morning and then having a place to stay till a late night flight. We will certainly be using them again. Looking forward to them extending their range of hotels.

Pam Wray

HotelsByDay Customer

My experience with Hotels By day was amazing! It was perfect for my 11 hour layover at LAX before flying to Australia. It took my less than one minute to find and book a room that fit the location and time that I needed, right from the app. The hotel even had a free shuttle and that was a bonus. This is the perfect service for business travelers and for people going on long haul flights with long layovers. I will use this service again and recommend it to everyone.

Alisha Nesbitt

HotelsByDay Customer

My experience with HotelsByDay was great. Until I did a Google search I didn't know the option existed. The site was easy to use, my experience at the hotel was pleasant. I am looking forward to more hotels joining to add more variety. Will definitely use again!

April Hood

HotelsByDay Customer

"Day Room" Booking Service Pitched on Shark Tank - Hotels By Day

The third entrepreneurs into the Shark Tank this week were presenting their business Hotels By Day and were seeking $750k in exchange for 10% of the business. They have developed a system that allows people to book a hotel room for a few hours

February 21, 2017 @ huffingtonpost.com

Hotels By Day on 'Shark Tank': A Look Inside the Company

Hotels By Day entered the in Season 8 with their service that allows guests to book rooms for morning, mid-day or afternoon stays. We interviewed the founder and CEO of the New York City startup, Yannis Moati, who said that feedback from participating

February 17, 2017 @ heavy.com

How to book a hotel room by the hour without looking shifty

Photo: Alistair Berg | GettyImages While India's first short-stay hotel-booking site sells itself on the promise 'Couples need a Room, not a Judgement', StayUncle is open to individual travellers as well. With options in nine Indian cities, including Mumbai,

June 23, 2016 @ cntraveller.in

As you wish: 5 on-demand startups deliver what you want, when you want it

The modern world is all about instant gratification. You need a ride? Hail an Uber. You're in the mood for Game of Thrones ? Watch it on HBO Now. As tech continues to bend over backwards to meet our desires with little-to-no delay, apps that offer

April 25, 2016 @ finance.yahoo.com

How to Be More Productive On the Road Than Anywhere Else

Waiting in an airport security line for an hour and a half is a perfect, albeit unwanted, opportunity to reflect on the trying conditions faced by the modern business traveler.

April 7, 2016 @ inc.com

No More Airport Sponge Baths: Hotels by Day | Goop

New-to-us travel tool Hotels By Day is shaping up to be a game-changer for city-to-city travel: It lets you snag unoccupied hotel rooms for the day, at a discounted price.

January 31, 2016 @ goop.com

Bedrock Bunks: Hotel Booking Apps Offer New Twists for Cut-Rate Rooms

Launched in February 2015, fast-growing New York-based HotelbyDay.com helps travelers find good rates for short stays at hotels during the day. These aren't the, ahem, one-hour or less kind of stays. The service offers stays of at least four hours in

January 12, 2016 @ nbcnews.com

Coolest Things in Travel for 2015

RELATED: 8 Futuristic Hotels Lobby check-in gets the boot Hotel brands like Thompson and Joie de Vivre are finally catching up with airlines, Airbnb, and Uber by providing check-ins, upgrades, and customer service via text without making you

December 14, 2015 @ jetsetter.com

How These Flexible Rental Spaces Are Helping Entrepreneurs Work From Anywhere

This story appears in the August 2015 issue of Entrepreneur . Subscribe " Matthew Jonas, president of Homewood, Ill.-based digital marketing agency TopFire Media, makes his business-travel bookings in this order: airfare, hotel, office. "I'm old-school.

July 24, 2015 @ entrepreneur.com

HotelsByDay books rooms available in the daylight hours

What it does: The app reveals a variety of options for the traveler when it comes to hotel stays. Discover hotels that will let you book a room for the day (10 a.m.-4 p.m.) instead of overnight. Available in 11 cities, including Los Angeles, San Francisco,

April 12, 2015 @ latimes.com

At Hotels, One-Day-Only Vacations

If the "staycation" was the travel industry's response to the Great Recession, the "daycation" is perhaps another sign of recovery from it. Rather than hotel overnight stays, daycation deals sell travelers access to a hotel - sometimes to a room, other

March 7, 2015 @ intransit.blogs.nytimes.com

Long Layover? The HotelsByDay App Will Book You a Daytime Stay

If you've ever had a long layover, taken a one-day business trip, or spent a day channeling Don Draper, you'll appreciate the value proposition of HotelsByDay, a new app that allows travelers to...

March 2, 2015 @ travelandleisure.com

HotelsByDay finds short-term hotel stays

Sometimes, travelers just need a quiet place to relax for a few hours during the day without incurring the expense of an overnight hotel stay. A convenient new app called HotelsByDay hopes to make it easier for both business and leisure travelers to

February 18, 2015 @ chicagotribune.com

This Website Is Solving Business Travelers' Biggest Problems - Jetset Times

BY TEAM JST Ever needed a hotel room just a few hours during the day? Whether it's killing time between layovers or getting out of business suits and getting into cocktail attires; there never seems to be the perfect place to solve these problems that

February 11, 2015 @ jetsettimes.com

HotelsByDay Lets Travelers Book Daytime Hotel Rooms For Less Than Overnight Stays

A new travel technology company called HotelsByDay wants to offer a new option for those looking for a place to work or unwind during their trips, when they don't need to book a full overnight stay at a hotel.

February 11, 2015 @ techcrunch.com

Startup wants to remove the stigma from booking a hotel during the day

Many hotel rooms sit empty during the day, and there's a startup that wants to fill them. HotelsByDay thinks there's a big opportunity to serve business travelers who want to take a nap or work between meetings, and leisure travelers looking for

February 10, 2015 @ mashable.com

HotelsByDay Will Offer Mid-Day Hotel Stays-But Will Travelers Use It?

HotelsByDay, a service that claims to be the first to allow travelers to instantly book mid-day rather than overnight hotel stays, launches today. The startup offers morning, mid-day, or afternoon stays of four to eight hours at 40 different hotels in

February 10, 2015 @ cntraveler.com

This Startup Wants You to Feel Comfortable Renting Hotel Rooms For a Few Hours

Empty rooms could be put to great use by business people and travelers resting during the day
February 10, 2015 @ time.com

Startup pitch: HotelsByDay checks in to during the day stay trend

HotelsByDay sees opportunity in the micro-stay trend - hotel stays during the day for a minimum of four hours. The founders come from luxury hotel and travel technology backgrounds and drew inspiration from single purpose app services such as Uber to
February 10, 2015 @ tnooz.com

Book a Hotel Just for the Day

Today we live in an on-demand economy, but hotels are stuck in the past. Strict 3:00 pm check-ins and 11:00 am check-outs don't work for a lot of travelers, especially those who just need a few hours of shut-eye in the middle of the day. We built HotelsByDay to give guests more flexibility and bring additional revenue to hoteliers (and us).


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Our Customers

In the middle of a big city, it's nice to have a resting place all to yourself. Our customers book day-stays for early flight arrivals, to work in privacy, refresh from jetlag, sleep during a long layover, and to use hotel amenities.



Business travelers looking to rest up before an afternoon meeting.



A family looking for a daycation.



Weary travelers after a long red-eye flight.

Our Credibility in the Industry

With more than 700 hotel partners, our deal flow is predominantly inbound. To hear from our CEO himself on how things have developed, listen to our episode on the podcast "Lodging Leaders."

Use of Funds

Firstly, this raise will help us improve our user interface, user experience, and back-office tools so that our partner hoteliers can generate more money with less work. Secondly, we will introduce a universal loyalty program, to reward our numerous repeat customers. Lastly, about 30% of funds will be spent on marketing so we can grow internationally.

Our Pitch Deck


HOTELS BY DAY
Company Overview
May 2018



Let's Make Hotels as Flexible as Travelers

Dear Potential Investors,

Last quarter marked our third year in operation. Coincidently, as if to mark our anniversary, our Shark Tank episode (#817) also aired for the third time that period – and while we haven't broken the internet yet, we're surely putting in the hard work to turn this 3-year-old company into an overnight success!

- *For starters, we're celebrating our 14th month profitable, registering quarter to quarter average growth of 23% in revenues; solidifying the base to which we can expand our operations, marketing reach & tech upgrades.*

- *We recently signed over 45 properties in London, setting up a foundation for future global expansion. Next stop: Australia.*

- *Interestingly, apartment owners now ask to join our platform. Apartment listings have the potential to be a game-changer, as it doubles up our inventory pool and positions us as the 'Airbnb of micro-stays.'*

- *Rewarding our strong focus on customer excellence, HotelsDyDay recently won its first 'gold star' rating on Google Adwords, a label of consistent positive guest reviews. This is absolutely unmatched in our sector and source of great pride with the team.*

- *We're fast approaching 300 IATA members registered on our platform – that's 300 travel agents that booked with us, showcasing how helpful HotelsByDay is in solving a travel pain and channeling in our favor the network effect of their tight travel agent community.*

- *We signed our first partnership with an affiliated ads network and sold our first banner ads on our site, diversifying our revenues away from solely commissionable income.*

- *Lastly, we got our first buyout offer last year, which we turned down. Taking a page out of Mark Zuckerberg's F-book.*

With your investment, you'll be supporting a team bent on improving hospitality, fostering a culture of creativity and transparency, in addition to sharing the wealth to a broad base of investors, apartment owners, and our current network of hundreds of hoteliers.

Together, we will be the proverbial village that raises a startup.

Thank you for participating in this round & go HBD!

Sincerely,

Yannis Moati

CEO & Co-Founder

54,500+ Bookings in Three Years



10,000
7,500
5,000
2,500
0
Bookings to Date (April '18): 54,578
Projections based on historical bookings
Q2 - '15
Q3
Q4
Q1- '16
Q2
Q3
Q4
Q1 - '17
Q2
Q3
Q4
Q1 - '18
Q2
Bookings

Additional Traction

$5+ million	**35%**	**$8**	**$13**
Gross booking revenue to date	Customers book multiple times	Customer acquisition cost (down from $150 at start)	Average profit per booking
700+	**5**	**29,000+**	**4.6**
Hotels in North America and London	New hotels per week	Guests	Stars on Google

Meet the Founders



Yannis Moati
CEO and Co-Founder

20+ years in hospitality. Co-founded a travel agency, and directed a global tour operator company.



Brian Dass
CTO and Co-Founder

Founded Timeless Hospitality (acq.) and Open Hospitality (acq.). 20+ years in hospitality.



Eddy Kaljic
COO and Director of Partnerships

Pursuing B.A. Philosophy at Pace University.

AND THE REST OF THE TEAM



Tony Cheung
Tech Consultant and Product Manager

10 years experience in financial industry. B.S. in IT.



Loulu Lima
Business Development

20+ yrs in hospitality, specializing in sales, marketing, hotel distribution, & revenue management.



Elesha Gabriell Aflalo
Marketing Director

Formerly COO of Press Four Media, Sales Director of Matomy, and President of Learn More Media.



Kellie Pelletier
Public Relations Consultant

Award-winning PR professional with 20+ years experience in consumer travel, e-commerce/technology,



Kyle Blasco

Raised $652,051From 260+ Investors

Rob Lauria

Engineering support for a major defense contractor and an active investor

Stanley Forwand

Semi-retired cardiologist doing locum tenens work up to four days a month. the rest of my time I'm playing tennis.

Andrew Richardson

I work in Springfield MO and enjoy sports, comics, and watching movies.

Darron Kitterman

Entrepreneur

Juan P Cuevas

Voice actor, musician, and media producer.

Hunter Williams

Partner in a global strategy consulting firm (retail & consumer industry focused). Based in China (Shanghai) for 7+ years. Father of 3.

MORE INVESTORS

Interview

Wefunder interviewed Yannis Moati on April 30, 2018.

– COLLAPSE ALL

WF: What is Hotels By Day?

MOATI: Hotels By Day is a platform that allows customers to book hotel rooms just for the day, without paying for the night stay.

My name is Yannis Moati, CEO of HotelsByDay.com. My professional background started as a travel guide, a travel agent then tour operator, and during all these roles, I had customers who wanted a hotel room for a few hours during the day to be able to refresh from a long flight or just take a break. And it was really hard to provide those rooms for the day to our customers, even though in my past experience as a travel guide I knew that many rooms were sitting empty.

Our goal launching Hotels By Day is to create a set of protocols and technology allowing hotels to monetize rooms for the day without displacing their overnight guests. It's a bonus in their revenue stream without inflicting anything on their night stay. That's the principal reason why hotels don't offer day rooms today -- because they're afraid it will interfere with their overnight guests. We're providing the package so that they can just plug in and play.

WF: Why haven't hotels rented rooms during the day?

MOATI: It's a confluence of two main reasons. One, historically, the day room was associated with a romantic stay, and that's when day rooms used to be a small niche. It had a connotation of romance, which would not lead hoteliers to try to develop this segment. But what that thinking doesn't necessarily take into account is that we live in an ever more dynamic society -- a society that, nowadays, is asking for on-demand everything, where you book everything whenever you want it, from groceries to shopping online for clothes. Hoteliers are being caught like deer in the headlights with this new trend because the model they currently run is very strict: You can only check in after 3:00. You must check out the next day by 11:00. It's rigid. Essentially, hospitality turned inhospitable for the modern consumer.

So while the first thing hotels think is this kind of service is not made for them, we are demonstrating that there's a new frontier for them.

The second reason is that, essentially, hospitality technology is focused single-mindedly towards transacting an overnight stay, and not transacting a day stay. Therefore, the current technology landscape actually is a hard sell to plug into our system.

So we developed an individual path of connectivity. What a hotelier would not be able to do on their own systems, they can do here. I mean, don't get me wrong, if a customer walks in at a hotel and says, they'd like a hotel room for a few hours, some hotels would be able to provide it for them. But they're not training their front desk to do so, because they've got enough problems to solve already for their night stays. What would the rate be for a day stay? How many hours would you provide for the day stay? How would you be able to check in and check out those rooms? How would you set up the housekeeping around those day rooms? We made it simple for hotel properties to use us. We prepared the whole protocol, train the staff, and everybody's happy. Essentially, these are the issues that kept hotels from doing this themselves, and why they need our company to do it for them and to scale it for them.

WF: How did Hotels By Day begin?

MOATI: I started working 20 years ago as a tour guide. I moved on to travel agent, and then to tour operator. And, essentially, I realized that there was no simple way for a hotel to be flexible with its room allotments while guests nowadays required a whole bunch of different time bands that hotels were not set up to provide. I was just scratching my head to try to understand why they couldn't they be more flexible? Back when I was a tour guide in Italy or in France in my youth, after leaving my clients off to a Museum, I walked back to the hotel to plan the days ahead and walked through hallways of rooms sitting empty all day long. Yet, as a travel agent, every time I asked a reservation manager if I could use a day room, the answer would invariably be negative, simply because they did not have the protocols & training to run rooms for the day and turn them over back to a night stay. They'd prefer refusing the extra revenue and sit on an idle room all day long.

That mentality is anachronistic in today's society. It doesn't work. Today, inventory sitting empty, anywhere, anytime, makes absolutely no sense. We're here to solve this issue.

We launched the company in February 2015, with about 15 hotels as a test model. The first year, we had 2,700 bookings. We realized that customers loved it and wanted more, and we scaled it really fast. In 2016, we moved up to 12,300 bookings. In 2017, we had 28,000 bookings.

Right now, we have about 700 hotels, of which 50 were signed in London just last month. We are the day rooms leaders in North America, the world's biggest market, and now are gearing ourselves up to move out internationally. We have had over 55,000 guest bookings total. So we're growing pretty dramatically. Also, we are profitable.

The reason why we're turning to Wefunder investors right now is because extra funding would allow us to improve our technology, make it more sticky with loyalty programs, and get us to a point where we can scale efficiently at the global level.

WF: How does Hotels By Day work?

MOATI: The majority of the bookings are generated on the website and apps. And most conversions come to us through Search Engine Marketing and Search Engine Optimization.

Additionally, some of those conversions actually are being recommended by the hotels themselves. Sometimes customers have heard of us somewhere but not sure how to find us, they call the hotel directly, but the front desk again is not really trained to spend time on the phone to accommodate a room for the day, so essentially, they just tell those customers to book online through our platform. It's much easier for the hotel to lead the day-stay customer into our funnel and pay us a commission. The commission on average is 13.85%. It varies depending on how many contracts we sign with a hotel group.

Finally, more than 35% of our customers are repeat users. They keep booking with us, which lowers our costs of acquisition tremendously and increases our long-term value per guest.

WF: Who are your customers?

MOATI: About 60% of our customers are leisure travelers who just want to daycation, take a rest, meet somebody in privacy, or use all the amenities of a hotel- the spa, the swimming pool, the breakfast-in-bed type of experience. They just want to rest for a day and take a break.

We've got 12% who are business travelers, who essentially just use our hotel rooms to be able to rest for a few hours and work in privacy, get ready for the meeting, report back to headquarters, and all that.

A segment that is new, but growing, is that 11% of our customers actually use a hotel room for napping. That's becoming a trend. You might be aware that Arriana Huffington is putting a strong focus on sleep as a part of wellness -- it's around the concept of being more productive because you took a rest. In this society, we should not be ashamed to take a break during the day, because it actually boosts our mental skills, our productivity, our health, and our well-being in general. Right outside of your office, you can now book a hotel room, just for a few hours, where you can rest and shower, change, or even get ready for a night event, like a black tie or cocktail party that you have to attend. All our day rooms allow for more scheduling flexibility.

We also have travel agents. In the last year and a half, we've opened our platform to travel agents to make bookings with us, and we already have 287 members signed up. They're growing the business sector more than the leisure sector so far.

Finally, there's a segment of customers who are saying that they're both leisure and business customers. It's dubbed 'bleisure' and is trending, where you take a business trip but also take an extra few hours or days to enjoy the scenery or the location that you're in.

WF: How much does it cost to acquire a customer?

MOATI: First, the average rate of return from a hotel is about $75 per month of commission revenue. We have 700 hotels signed up with about 350-450 hotels live in any one day, as they all cycle because some hotels have different booking cycles. So it's very hard to define a cost of customer acquisition on that side of the marketplace.

But on the guest side of things, we can measure the cost of acquisition a lot more precisely. When we launched this business, the cost to acquire a new customer was over $150. It's now just $8 to acquire a new customer online through search engine marketing. And we're making, on average, $13 per booking. So we're in the black within the first booking. Additionally, 35% of our customers book multiple times, from twice all the way up to over 90 times.

WF: Who are your competitors?

MOATI: The large booking sites are not interested in our model because, as I mentioned earlier, the whole day-stay ecosystem does not connect to the hotel central reservations systems. Because of that lack of booking fluidity with the hotels, the large online travel agencies feel that this is not worth the effort. They're making a million times more bookings than us, and so this niche -- the effort of growing this niche and being part of the future and not the present of how people book a hotel and how they travel -- is not on their radar. They are aware that we exist, but they don't necessarily care, because they're definitely at a higher volume when it comes to their traffic. They don't want to be encumbered by a model that does not plug with all hotels automatically.

As for other day-time booking operators: if you do a quick search and see how we portray ourselves versus how they portray themselves, you'll realize that when we claim to be a customer excellence company, it's not just empty words. For one, you'll see that we're the only agency in that sector that actually has ratings from our guests. We are being graded by them at very high levels. We're rated on Google, just to give you an example, 4.6 stars out of five, which is absolutely phenomenal. Not even a five-star hotel reaches that level of excellence.

Secondly, if you look at our platform versus our competitors, we do not compare the cost of a night stay to a day stay. We think it's misleading to the customer as well as lowering the brand value of the hotel. Our competitors, for the sake of a quick conversion, are ready to compare day-stays rates with night-stays rates. That doesn't make sense and it's unethical. Our level of honesty, clarity, transparency, customer-centered service, in the American way of servicing a customer, is just simply unmatched. It sounds shallow to say it, but we focus wholeheartedly on our customers and on our guests, and that's the recipe to our success. Guests come back to us over any other platform, allowing us to lower the acquisition cost overall, enabling us to grow and be profitable.

WF: What are your goals for the next year?

MOATI: What we are testing right now is onboarding apartments. It was not part of the original plan, but we've realized that apartment owners are a lot quicker in making a decision than hoteliers. They also run the same model as a hotelier, where they run 80% of their occupancy throughout the year and have gaps throughout their booking patterns, whether it be by week or by year, and they wish to fill in those gaps. And we're the only company that can fill in those gaps.

The size of the market in apartment listings is absolutely monumental, and we'd like to tap into that market right now. We're about to sign contracts for apartments in Miami, Boston, Toronto, and New York. It's essentially opening the apartment model for day stays and short stays. We're very excited by this development.

WF: How will you ensure you maintain good relationships with hotels?

MOATI: We're incorporating more hoteliers with each passing week and diversifying their income. I think that where we differentiate from some of our industry colleagues: we don't jeopardize our relationship with hoteliers as we're not out there to harm them and pray on them. We're actually bringing them extra revenue that they didn't even know it existed! We're empowering the little actors, franchisees, and housekeepers. We're now pulling out this passion project called the Generous Envelope, which is about distributing envelopes with inspirational quotes so that people can tip their housekeepers.

So on a broad scale, we're more of a customer excellence company that an online travel agent, simply because we don't do things the same way that others do it. That's why we have such good reviews online and such great feedback not just from guests but from hoteliers. We're really out there promoting our core values – our living, breathing values – which is empowering people, showing respect, and boosting hotels' revenues. If the guests have a good experience at the hotel, they're more susceptible to stay for the night and book direct. We're bringing hotels new clients for a very low acquisition cost. While on the surface we just look like we're a revenue optimization company, which we are, we offer benefits that go way beyond that.

WF: How will you keep the business growing?

MOATI: In some of the key cities, like Toronto, Miami, Boston, New York and Los Angeles, we have more demand than supply, so apartment rentals would be no small feat to onboard. It would unlock inventory in a tremendous way. It would boost the possibilities of selling rooms, and it would allow us to catch up with the latent demand that we have already. That's one of the methods of growing the bookings, because we know that there's so many cases right now where regrettably the guest is not satisfied with inventory.

The second phase of our growth plan is training. We're three years in the making. We have acquired the skill in selling our model to hotels and apartment owners alike. We have all the marketing material. We have all the lingo to be able to sell it correctly, knowing what their pain points are and how our solutions can solve them. So we've acquired a lot of knowledge on that front. We've also acquired a lot of knowledge in guest-facing marketplace. We know which keywords convert guests. We know which days are most popular. We know which locations. And we are testing out now, in London, all of those theories. We're training local staff to sell in the U.K., and we are seeing that our model of conversion in London is working out, even in an environment of increased competitive pressure. Soon we will be ready to scale it to English-speaking countries. We've got Australia, Singapore, and Hong Kong in the target. And then, eventually, we'll move into Europe and Latin America as well.

WF: What do you plan to do with the money you raise from Wefunder investors?

MOATI: We're seeking to raise $107,000, mostly to invest in our technology, so that we can do more with less.

We want to be more fluid with guest conversions by improving our UI/UX, grant the customer more control over the time-band they wish to book, as well as integrate map features, so that the guest need not waste time inserting the hotel address on a different app and stay longer on ours.

Our second plan to build stickier apps is to create a user profile and launch a universal loyalty program, which will boost repeats and lengthen the long-term value (LTV) of a customer.

Finally, we identified many ways of improving features on our back-office, enabling the hotelier to better track and improve their listing on our channel. We must take advantage of the fact that we're becoming a steady source of extra income for hoteliers who are increasingly relying upon us to make their ends meet (check our industry testimonials on our website).

We plan to spend about 30% of the funding on marketing so we can grow internationally. I mentioned Australia, Singapore, Hong Kong, but also Germany and Scandinavia, and Latin America -- all that takes a lot of effort in training staff correctly, creating a base for our local entrepreneurs to be able to develop a market under our brand HotelsByDay.com so they can become global winners with a formula that we were able to successfully implement in the United States.

WF: What's your endgame?

MOATI: To be the uncontested leader in day rooms all over the world. That's what we are working towards today. That's why we wake up every morning. We are the leaders in the U.S. right now, and we will replicate this model successfully all over the world.

Eventually, we see ourselves as a branch of a larger travel company. One specifically that has been thought for some time is getting closer and closer to the hotel world, is Airbnb. Here's a huge company that's leading the way in transforming lodging, and we think that we are, in our own niche and in own regard, transforming lodging as well. And so if we keep up that momentum of transformation, we think there is a fit.

Thanks to our good ratings and reviews, we also think TripAdvisor, for the sake of being able to acquire new customers against the larger online travel agencies, might also be interested in our model. We've seen a few travel companies that might be interested in acquiring us. In having these lines of communication open with our customers that used to be disregarded, we are now becoming more and more a force of the industry.

WF: What worries do you have about the future?

MOATI: However much sense our model makes for the hotel industry, I regret to say that we are still encountering a lot of resistance from the established hoteliers. They are not necessarily in lockstep with today's societal trends. They're not moving as quickly as they should in trying to incorporate new models. Resistance to change in any industry, at any level, any age, is always a clear and present danger for established models. And more so to an established model like hospitality, which has been selling hotel rooms for night stays in the same way for centuries. Hotels By Day coming in and turning the model on its head is facing resistance. There's a knee-jerk reaction to think that the day room is necessarily a romantic stay. But it's not. Not that we don't have some of it -- I'll be the first one to say a portion of our bookings do have that component because we're selling hotel rooms, so whether it's night stay or day stay, romance happens. But our effort is about messaging a larger audience, business travelers, leisure travelers, that now they can take a daycation, they can stop for a few hours to refresh, work in privacy, get ready for the meeting, or unwind from the meeting.

WF: Why is the hotel industry so resistant to change?

MOATI: Consider that the model of hotel stays has been in place for, essentially, millennia. Lodging, an inn somewhere by the side of the road, has existed forever and ever. And the check-in and check-out process with their fixed time bands has been locked in for a long time. Beyond that, every hotelier that goes to hospitality school, gets professionally trained, and works at hotel chains which own 70% of the inventory in the United States, have very structured ways of doing business.

We're coming in with a different way, and the industry hated it at first. Just to give you an example, at our press launch, a major hotel brand sent a circular to all their hoteliers stating: "We forbid you to sign with Hotels By Day. We think this is disruptive to our model and operations, and we think you should not sign with Hotels By Day." Besides the fact that I shat in my pants that day when I heard about this letter, it just goes to show how calcified their thinking is. Additionally, by the way, they're ever more profitable. Hotels have been running on record profits for the last six years. Hence they are not pressured to close the loop on their revenue cycle to generate more revenue during daytime hours.

But the old thinking is breaking in front of our eyes. Even the branded hoteliers said, "Never mind this circular, I don't care, I'm going to sign with Hotels By Day because I'm sitting on way too many empty rooms during the day and it sinks me." And so those single hotels we signed in Philadelphia, those hotels that we signed in New York, those hotels that we signed in Chicago when we first launched, have now flourished to 700 hotels.

Yet the mentality is still alive. It will take another few years for everybody to realize that it does make sense to generate revenue during the day.
That day, we'll all reap the benefits of that change of mentality: guests, hoteliers, our company, and our investors.

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Ashley Nappi Mar 15

Are you guys still open to investors? I see your profile says funded.



Yannis Moati CEO and Co-Founder FOUNDER Mar 15

Hi Ashley! Yes, the crowdfunding is now closed, as we incredibly over-subscribed our friends & family round via WeFunder. Yet, can you keep a secret? -- hush-hush -- based on our past success(es), we're working on a much larger round this year. If you're interested in participating, please contact me direct at yannis(at)hotelsbyday(dot)com --- 2019 is a transformative year for HBD, and we look forward to the support of our WeFunder community.

lastly - I am taking the opportunity of this note to reach out to all past investors on this community expect an update on the company by April, once Q1 results are in. Thank you!

Anthony G Quadros Sr Feb 4

I have received nothing that shows the status of my investment. Will that becoming soon?



Yannis Moati CEO and Co-Founder FOUNDER Feb 5

Hi Anthony! I have forwarded your question to the WeFunder team and will let you know asap. Thank you!



Yannis Moati CEO and Co-Founder FOUNDER Feb 7

Hi Anthony, I followed up with WeFunder. They confirm that your investment status is listed here: *https://wefunder.com/portfolio*

Nizar LAATIRI Dec 27

Hello! what will be the projected earnings?



Yannis Moati CEO and Co-Founder FOUNDER Dec 27

Hi Nizar, our Gross Booking Revenue (GBR) in 2018 was of $3M. If tech schedules are keeping within time-estimates, we expect to reach $5M in GBR in 2019 (or a 72% increase). It'll require a lot of work and precise execution, & we'll work non-stop to achieve it. Thank you for your continuous interest and support of HotelsByDay.com

Oluwafemi Opeyemi Oladunjoye Nov 28

Hello,

Will investors in the SAFE get a periodic financial and strategic update e.g Quarterly to gauge the overall direction of the business?

What happens if you choose not to do a further financial raise in future? Will the SAFE become Equity?

Yannis Moati CEO and Co-Founder FOUNDER Nov 28

Hi Oluwafemi. Thx for your interest in HotelsByDay. Post the campaign close, I will send a memo listing the use of funds, detailing the strategy for 2019. Additionally, I tend to send a short paragraph with the latest insights on a monthly basis, to our community (HBD team & investors). As for the SAFE turning into equity, as you know it will at any type of liquidity event; and there is no way this campaign will be our last raise (safe of a bankruptcy --- pardon the pun). Thx!

Umair Shams Nov 27

Thanks Yannis. Where can I find the financial statements for HotelsByDay? I just want to see how much debt there is on the company balance sheet as I prefer investing in companies who are fiscally responsible (but not cheap).

Yannis Moati CEO and Co-Founder FOUNDER Nov 27

Hi Umair! Totally understand and agree with you!
check your inbox for the financial statements, and thank you very much for your trust in us!

Umair Shams Nov 27

Hi Yannis, is the $5Billion market size mentioned in the Pitch Deck refering to the USA market or the global market?

Yannis Moati CEO and Co-Founder FOUNDER Nov 27

Hi Umair, thank you for your interest in HotelsByDay! -- The equation is fairly simple, but before I explain, I want to state clearly that $5B is a supply driven market size, not a demand driven one, simply because we are building the demand ourselves, hence there is still no clear metrics on the total demand size... Now, about that $5B -- take yearly total value of the hotel rooms in the USA and factor in the potential day-stay allotment (10% of total vacancy) X day stay rate = And that gets you the approximate yearly addressable market size in the USA.
looking forward to your support. The campaign closes in 3 days!

Zaid Alshareef Nov 3

Hi, I really like the concept of your website. However, I did some cost comparison with some other hotels booking websites. I found that in many cases, it was cheaper to book for two night instead of one night from your website. For example, in Dubai, I found one hotel your website costs double for one day compared to the same hotel for two nights on another website. My question is how are you going to compete and make sure that the price for one day will be cheaper and thus more competitive? Thanks

Yannis Moati CEO and Co-Founder FOUNDER Nov 3

hi Zaid. Very simple: the totality of our sales are in USA (73%), Canada (19%), and the rest in the UK. So far we have not tackled UAE and onboarded hotels that wanted to list with us without making any effort. The good news is that we're training a local staff in the region. We estimate a more beefed up portfolio in the region within 6 months. Thank you for your question!

Yannis Moati CEO and Co-Founder FOUNDER Nov 8

Hi Zaid, I am happy to report that after your comments, our market manager contacted the hotel in question, and because the reservation Manager was new, they made an error listing the rate amounts in Dirham, instead of US$. It is now corrected, and you will immediately notice the advantageous value to booking a day room. Thank you for spotting this snafu!
more details: *https://www.hotelsbyday.com/en...*

Stephen Rodriguez Aug 7

Hi Yannis,

Thanks for answering my question about loyalty - but I really was curious of your thoughts on attracting business travelers whom won't steer away from brand status because you can't earn points and night credits for these stays.

Given the model is so different than traditional booking sites have you attempted to form partnerships with the brands about earning points directly with the brands versus on hotelsByDay?

Perhaps another way of getting the information I am looking for is - do you know the % of bookings through hotelsbyday that are leisure or business? I'd assume it's a question you ask when people book a room.

Thanks,
Stephen



Yannis Moati CEO and Co-Founder FOUNDER Aug 7

Hi Stephen. Thanks for your continued interest in HBD. Brands are already encumbered by a heavy liability with loyalty points and will not consider increasing their balance sheet liabilities with dayroom loyalty, especially considering that our model isn't as financially rewarding for them (half the rate, possible double cleaning). Yet, rest assured that it will happen: our segment is growing steadily and younger generations expect flexibility in all their purchases, hence booking flexibility (as opposed to rigid 3pm checkins to 11am outs next day) is inescapable.
As for guest segmentation:
Daycation 29%
Bridging a layover 23%
Naping / Red eye refresh 21%
Romantic 20%
Workspace / Biz prep 6%

PS - we ask questions post-stay. The pre-purchase funnel is never diverted with anything else but quickest possible conversion. Guest love the simplicity. You should try it.
Thx again for your questions.

Stephen Rodriguez Aug 3

Hi - interesting concept and a great idea.

Knowing how important loyalty is for frequent travelers is there any ability to get points/night credits with the hotels themselves or is it a similar model to that of hotels.com.

Based upon your answer I will decide upon an investment. I'd assume the market would be decreased by regular travelers wanting their status. I get late checkout with my marriott status until 4PM and unless the cost is drastically reduced I'd rather pay full price for a day and check in very late/leave early, but get credit for the points and stay.

Thanks!



Yannis Moati CEO and Co-Founder FOUNDER Aug 3

Hi Stephen. Thx for your question. Fun fact: JUST yesterday(!), we deployed a loyalty program in total stealth. The reason we keep it quiet is to allow us to A/B test the system with early adopters. With absolutely no news, we got over 20 new sign-ups, which is way above what we expected!... I know it sounds counter-culture but, between you & me & this wall: Frankly, I get astonished sometimes by the popularity of our model.
PS - communication about the loyalty program is scheduled for end of August. Consider this a teaser ;)

Bobby Desarino Jul 31

You said you have millions in booking, but where are your financials? I was unable to locate them anywhere?



Yannis Moati CEO and Co-Founder FOUNDER Aug 1

Hi Bobby. Happy to share our financials upon request. Please send me an email to *yannis@hotelsbyday.com*
Please note that our 'Gross Booking Income' for the last 3 years is in the millions, but our 'Gross Income' (which is our commission from that Booking volume) is the hundreds of thousands, and growing. As a matter of fact, the last 2 weeks have been registering record sales, on top of last month which was another record and the month before as well. Wefunder murmur?

Jatin Shah Jul 31

Hello, I am seeing good opportunity of investment but I have two questions to ask. First are you planning to offer hourly stay in near future? and second question I found it from your competitors which are from outside US, they already have partnered with big US hotels but I am not seeing here in your website?



Yannis Moati CEO and Co-Founder FOUNDER Jul 31

Hi Jatin. We have all USA brands listed on our platform. Please check again: *www.hotelsbyday.com* -- this being said, our esteemed European competitors are 4 years older than us, which, for a startup, is a lifetime of difference. We're just 3 years old this year, and already the leaders in the space in North America. If you invest now, imagine where we're going to be in an additional 4 years! We are extremely excited that our sector is developing with every passing day: more customers are finding out that we exists and turning into guests, which gives us enough room to grow, alongside our competitors. At some point, there will be consolidation in our space, once the market matures, but we're not there yet: We're at the growing stage now. Looking forward to welcome you aboard!
PS - hourly stays is a great idea, but faces resistance from hoteliers. Industry not ready to take on this challenge. Patience is key.

P O'Niadh Jul 27

Hi,

1/
How do you plan to compete with significantly better funded rivals if spending on AdWords, SEM and the like is going to be a key determinant of success?

2/
Why are you not going for a bigger round? A $50k raise seems insignificant compared to what two of your competitors have raised?

3/
What's the profile of the hotels you've signed up to date e.g. independents, small/medium/large chains, etc. What kind of hotels are you aiming for?



Yannis Moati CEO and Co-Founder FOUNDER Jul 27

1/ & 2/ if money raised was the deciding factor we'd be dead a long time ago. We believe in growing our niche organically and focusing on customer experience. Proof in the pudding: we beat better funded rivals on 3 key benchmarks in our territory: 1- guest reviews. 2- #hotels onboarded. 3- total bookings.
Additionally, $50k campaign gets us PR traction + connects us with our community.
3/ as long as they have a track record of quality service, we sign 'em.
to summarize: money is of no importance. Passion in what we do is. Thx for your questions!

Shan B...... Jul 26

Good idea. What are your plans for Canada? I see a few markers across our country, which is great - however, none in the core areas of our major city centres. What's next?

Shan B...... Jul 26

What are your plans for Canada? I see a few dots on the map, but not many options in our largest cities.

Yannis Moati CEO and Co-Founder FOUNDER Jul 26

Agree! we need more inventory in Canada. Sales grew by 75% this past 12 months and must be matched with constant supply.

Adam Glassman Jul 26

this is alot of info Yannis. If i put in 10k what is the return...is it debt ot what...and when to expect that return plus some....maybe i didnt see the answers to that... what evalutation and price did 1st round investors get in at? need a simple answer

Yannis Moati CEO and Co-Founder FOUNDER Jul 26

Hi Adam. Thx for your answer. Here are 5 possible outcomes:
1 - being bought-out. At a higher valuation than current val. You win.
2 - bought-out at lower val. You get something back.
3 - merging. you get shares of a bigger company.
4 - dividends. We get so fat & rich that we start giving profits back to our investors, according to their ownership percentage
5 - we all lose it all, on bad strategy, bad execution, or else.
And that's just top 5 of 100's of possible outcomes.
First round investors invested $681k back in 2014. valuation was about half of current capped val today.

Brennan Tex Riley Jul 25

I would like to invest in your business, but your incentives don't appeal to me. I do not travel often, but I like the concept and really enjoyed the one time I did use your service. Is there another way to invest?

Yannis Moati CEO and Co-Founder FOUNDER Jul 25

Hi Brennan. Thank you so much for your patronage of HotelsByDay, as well as your interest in supporting our crowdfunding campaign. Offering different incentives would not be fair to our current backers. As for another way to invest, unless you are an accredited institutional investor, with the ability of investing north of $100k, then I'm afraid there is no other way. Should you wish to speak privately, please get in contact with our team, contact details listed on the website. Thank you!

Fahad Al Jul 20

Do I get stock based on my investment? if yes how much is each stock worth? If no, how much is needed in order to have a stock purchase.

Erol Kaya Jul 19

Any insights you may have...What stops Airbnb hosts offering similar model to the travelers? Thanks,
Erol

Yannis Moati CEO and Co-Founder FOUNDER Jul 19

They could. the key is: how will they get the traffic? similar to a hotel selling night stays yet, Expedia is a giant. Or host depending on Airbnb for the bulk of its traffic. We can't aim to stop anyone from offering their rooms for the day to a single party, occasionally, yet we aim to be the leaders in funneling all day stay requests via our app/website. Thx!

Jason Thomas Jul 17

Hi Yannis, My apologies but I was editing my questions at the same time when you answered. I appreciate the previous reply though. Since FlexBook is a sister company that means that it is a separate company? We are not investing in FlexBook when we invest in HBD? Thank you, JT

Yannis Moati CEO and Co-Founder FOUNDER Jul 17

NP Jason. Happy you're asking about FlexBook: it's a wonderful solution that needs more dedicated means and man-power to grow it. So far, it's idle and generates some organic bookings, with no marketing costs, which isn't bad. Currently, the team is focused on growing the day-stay business via HotelsByDay platform. Investments on this crowdfunding campaign will solely be dedicated towards HotelsByDay.

Jason Thomas edited Jul 17

Hello, May I ask if we are investing in HotelsByDay are we essentially investing in Flexbook.co as well? It is all one and the same entity? Thank you, JT From one of your websites "Our services, FlexBook and HotelsByDay, provide hotel guests with flexible booking times and the ability to reserve a hotel room for the day, and hotels benefit from increased revenue, visibility, and reduced vacancy."



Yannis Moati CEO and Co-Founder FOUNDER Jul 17

FlexBook is our sister company: we tie the night stays with our HotelsByDay day-stays, to form a flexible long stay (early check-in with night stays, or late check out with night stays). The product is very useful to a larger audience, but because of it, needs larger marketing budgets. We are growing our audience organically for FlexBook.

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